Exhibit 10.16
SUMMARY OF NON-EMPLOYEE DIRECTOR COMPENSATION
For fiscal 2008, each member of the Board of Directors who is not an employee of the Company was entitled to receive the following compensation under the fiscal 2008 non-employee director compensation plan:
•	$60,000 annual cash retainer

•	No meeting fees

•	$15,000 annual chair retainer for each Board committee

•	$10,000 annual member retainer for each Board committee

•	$40,000 annual award of restricted stock units (payable solely in common stock)
Each director is also entitled to receive reimbursement for all reasonable out-of-pocket expenses, including, without limitation, travel expenses, incurred in connection with the performance of the director’s duties.
The cash components of the non-employee director compensation plan for fiscal 2008 are payable in four equal installments. The number of restricted stock units awarded was based on the fair market value of NEI common stock at the time of grant; the restricted stock units vested immediately, but the underlying shares will not be distributed until the director terminates service. For fiscal 2008, the restricted stock units were granted at the time of the 2008 annual meeting of stockholders.
For fiscal 2009 the Board has made two changes to the non-employee director compensation plan. The first change is directors have the option to receive $40,000 in cash in lieu of the $40,000 annual award of restricted stock units. The second change is that the restricted stock units will be valued based upon the closing price of NEI’s common stock on the OTC Bulletin Board on the grant date.